UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R 100**

(CUSIP Number)

Forrest Xiaodong Li

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

Copy to:

Yanjun Wang, Esq.

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Forrest Xiaodong Li (“Mr. Li”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 96,638,894 Shares
	(8)	SHARED VOTING POWER 46,573,653 Shares(1)
	(9)	SOLE DISPOSITIVE POWER 58,776,624 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,212,547 Shares(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(3)
(14)	TYPE OF REPORTING PERSON* IN

(1)	Represents 46,573,653 Class B ordinary shares of par value US$0.0005 per share (“Class B Ordinary Shares”) of the Issuer that are subject to an Irrevocable Proxy (as defined below) with respect to all matters that require shareholder vote granted by Tencent to Mr. Li. Please refer to Items 4 and 6 for more information about the Irrevocable Proxy.
(2)	Mr. Li is deemed to beneficially own 51,111,101 Class A ordinary shares of par value US$0.0005 per share (“Class A Ordinary Shares”) and 92,101,446 Class B Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.” Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares.
(3)	As a percentage of 557,737,960 total issued and outstanding Shares of the Issuer as of December 31, 2021, including 409,762,257 Class A Ordinary Shares and 147,975,703 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by Mr. Li represent approximately 36.9% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Blue Dolphins Venture Inc (“Blue Dolphins”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 45,527,793 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 45,527,793 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,527,793 Shares (4)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%(5)
(14)	TYPE OF REPORTING PERSON* CO

(4) Represents 45,527,793 Class B Ordinary Shares held by the Reporting Person. (5) As a percentage of 557,737,960 total issued and outstanding Shares of the Issuer as of December 31, 2021.

Introductory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 3, 2017, as amended by Amendment No. 1 filed on March 14, 2019, Amendment No. 2 filed on March 15, 2020 and Amendment No. 3 filed on March 10, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 4, this “Schedule 13D”), and is being filed on behalf of Mr. Li and Blue Dolphins in respect of the Class A ordinary shares, par value US$0.0005 per share (the “Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.0005 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Shares”), of Sea Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby deleted in its entirety and substituted with the following:

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Class B Ordinary Shares over which they have sole dispositive power prior to the Issuer’s initial public offering, which acquisition was financed by the personal funds of Mr. Li. These shares were acquired for investment purposes.

Mr. Li acquired the Class A Ordinary Shares over which he has sole dispositive power through the exercise of options or vesting of restricted share units granted under the 2009 share incentive plan of the Issuer. The option exercise price was financed by the personal funds of Mr. Li. The other Shares covered by this Schedule 13D are deemed beneficially owned by Mr. Li due to irrevocable voting proxies granted by various shareholders to Mr. Li.

On January 3, 2022, New York time, the Issuer issued a press release (the “Press Release”) to announce that it would hold its annual general meeting of shareholders on February 14, 2022 (the “AGM”). The Issuer proposes to amend and restate its currently effective memorandum and articles of association (the “Current Articles”) to increase the voting power of each Class B Ordinary Share from three (3) votes to fifteen (15) votes on all matters subject to vote at general meetings of the Company and to reflect other relevant changes (the new memorandum and articles of association being referred to as the “New Articles”). The proposal will be submitted to the AGM for shareholders to approve as a special resolution (the “Special Resolution”).

According to the Press Release, each of Tencent Holdings Ltd. and its affiliates (“Tencent”) has submitted to the Issuer its irrevocable notice that it will convert all the Class B ordinary shares held or beneficially owned by it to Class A ordinary shares, in accordance with the terms of the New Articles, subject to and effective immediately upon the Special Resolution being approved by the shareholders at the AGM and the substitution of the Current Articles with the New Articles. Upon effectiveness of such conversion by Tencent, all outstanding Class B ordinary shares will be beneficially owned by Mr. Li, the Issuer’s founder, Chairman and CEO. Tencent has also agreed with Mr. Li to terminate its Irrevocable Proxy with Mr. Li dated September 1, 2017, subject to and immediately effective upon Tencent’s conversion of its Class B ordinary shares as described above. Please refer to Item 6 for more details of the Irrevocable Proxy. In relation to such termination, the New Articles will also no longer contain a requirement that the Class B ordinary shares beneficially owned by Mr. Li shall be subject to automatic conversion upon termination of the Proxy. Both Mr. Li and, according to the Press Release, Tencent, as shareholders of all currently outstanding Class B ordinary shares, have provided their consents to the Special Resolution in accordance with the terms of the Current Articles.

The foregoing description of the Proxy Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The below table sets forth Mr. Li and Blue Dolphins’ beneficial ownership as of December 31, 2021, the latest practicable date for determining their beneficial ownership:

				Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mr. Li	143,212,547 Shares(1)	24.2	%(2)	96,638,894 Shares	46,573,653 Shares(3)	58,776,624 Shares	0
Blue Dolphins	45,527,793 Shares(4)	8.2	%(2)	45,527,793 Shares	0	45,527,793 Shares	0

(1)   The amount beneficially owned by Mr. Li includes (i) 45,527,793 Class B Ordinary Shares held by Blue Dolphins, (ii) 648,696 Class A Ordinary Shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 12,600,000 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from December 31, 2021, (iv) 135 Class A Ordinary Shares issuable upon vesting of restricted share units held by Mr. Li within 60 days from December 31, 2021, (v) an aggregate of 37,862,270 Class A Ordinary Shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (namely, certain directors and employees of the Issuer, certain affiliates of employees of the Issuer, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 19,656,773 Class A Ordinary Shares issuable upon exercise of options within 60 days from December 31, 2021 and 1,032,760 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from December 31, 2021, and (v) 46,573,653 Class B Ordinary Shares held by Tencent for which it has given Mr. Li an irrevocable proxy to vote such Shares under the General Proxy (as defined in Item 6) (such Class B Ordinary Shares exclude those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights over matters relating to the Issuer’s board size and composition under the Board Proxy (as defined in Item 6)).

(2)   As a percentage of 557,737,960 total issued and outstanding Shares of the Issuer as of December 31, 2021, including 409,762,257 Class A Ordinary Shares and 147,975,703 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by Mr. Li represent approximately 36.9% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

(3)   Represents 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all matters that require shareholder vote granted by Tencent to Mr. Li.

(4)   Represents 45,527,793 Class B Ordinary Shares held by Blue Dolphins.

The parties to the Irrevocable Proxy may be deemed to be a “group” pursuant to Rule 13d-5 of the Exchange Act. If the parties to the Irrevocable Proxy are deemed to be a group, the members of such group would be the Reporting Persons and Tencent.

Changes in the Reporting Persons’ beneficial ownership during the 60-day period prior to January 3, 2022 (the date of event of this Amendment No. 4) included:

(i)	sale of 20,000 American Depositary Shares of the Issuer (each representing one Class A Ordinary Share of the Issuer, the “ADS”) beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$342.1 per share in open market transactions pursuant to a Rule 10b5-1 Sales Plan (the “Plan”) on November 9, 2021;

(ii)	sale of 20,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$332.8 per share in open market transactions pursuant to the Plan on November 16, 2021;

(iii)	sale of 20,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$284.1 per share in open market transactions pursuant to the Plan on November 23, 2021;

(iv)	sale of 20,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$260.1 per share in open market transactions pursuant to the Plan on December 2, 2021;

(v)	sale of 20,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$254.2 per share in open market transactions pursuant to the Plan on December 7, 2021;

(vi)	sale of 20,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$220.6 per share in open market transactions pursuant to the Plan on December 15, 2021;

(vii)	sale of 20,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$220.1 per share in open market transactions pursuant to the Plan on December 21, 2021; and

(viii)	changes in the number of Class A Ordinary Shares subject to the irrevocable voting proxies granted by certain directors and employees of the Issuer, certain affiliates of employees, Garena ESOP Program (PTC) Limited and a family member of Mr. Li.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Proxy Termination Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 23, 2020, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 from the Reporting Persons’ Schedule 13D Amendment No. 2 filed with the SEC on March 23, 2020)

Exhibit 99.2	Termination Agreement, dated January 3, 2022 by and among Mr. Li, on the one hand, and Tencent Holdings Limited, Tencent Limited and Tencent Growthfund Limited, on the other hand.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

Forrest Xiaodong Li	/s/ Forrest Xiaodong Li

Blue Dolphins Venture Inc	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Director

[Signature Page to Schedule 13D/A]